SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 25049

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-22600
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(Check one)

[ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR

         For period ended  March 31, 1997
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         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period ended
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant  Employee Solutions, Inc.
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Former Name if Applicable
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Address of principal executive office (Street and Number)  6225 N. 24th Street
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City, State and Zip Code  Phoenix, Arizona 85016
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

                  Employee Solutions, Inc. ("ESI") completed two acquisitions during the quarter ended March 31, 1997. ESI experienced certain delays in receiving and compiling financial information relating to those operations, and other operations which were acquired by ESI in late 1996. These factors combined to cause a delay in integrating the various financial information required to complete ESI's report on Form 10-Q.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                Morris C. Aaron                          (602) 955-5556
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                     (Name)                       (Area Code) (Telephone Number)
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         (2) Have all other periodic  reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [ ]  No

         If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  ESI has reported revenues and net income of $195,966,000 and $686,000, respectively, for the quarter ended March 31, 1997 as compared to $73,934,000 and $2,352,000, respectively, which ESI reported for the quarter ended March 31, 1996.




                            EMPLOYEE SOLUTIONS, INC.
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                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 15, 1997             By     /s/ Marvin D. Brody
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                                  Name   Marvin D. Brody
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                                  Title  Chief Executive Officer
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